BRF selected as component of the United Nations new Global Compact index

GC 100 incorporates companies which are committed to sustainability with the best performance in the capital markets

São Paulo, September 26, 2013 – BRF is included in the list making up the 100 companies in the Global Compact 100 (GC100), an index incorporating those companies  embracing the ten United Nations Global Compact principles with the best performance  in the equities’ market.

“The index demonstrates that it is possible to combine two major objectives of companies and shareholders – to have a sustainable business and create value. This is  great recognition for BRF which deems sustainability as a strategic pillar” , Luciana Ueda, BRF’s Sustainability Manager points out.

Designed and launched by the United Nations Global Compact in partnership with the research company Sustainalytcs, GC100 selected companies based on their adherence to the Global Compact principles and their commitment to profitability.

The track record of appreciation of this new portfolio exceeds the performance of the principal market benchmark, the FTSE® All World:

- Over the last year, the GC 100 appreciated 26.4% while the FTSE® All World rose 22.1%

- Over the last two years, the GC 100 appreciated 19.0% while the FTSE® All World rose 17.7%

- Over the last three years, the GC 100 appreciated 12.0% while the FTSE® All World rose 12.0%

“Although the GC100 should not be interpreted strictly as evidence of a relationship between a commitment to sustainability and share performance, it shows an incredible correlation between both”, declares Georg Kell, Global Compact’s Executive Director. “Results suggest that companies with sustainable practices have been creating growing investor interest”.

The CG 100 lists companies’ environmental and social performance contingent on the basic requirement of profitability. “The performance of sustainability should not be considered in isolation and for this reason we assess the basic premise of good financial health. Both factors are frequently seen as standard when examining the quality of management and thus are critical to the expected return on investments”.

For more information on GC100, including the complete list of companies, please access http://unglobalcompact.org/news/421-09-18-2013.

About

 BRF was established in 2009 as a result of the association between Perdigão and Sadia and operates in the meat segments (poultry, hogs and beef cattle), industrialized foodstuffs (margarines and pastas) and dairy products under such brand names as Sadia, Perdigão, Batavo, Elegê, Qualy, among others. It is one of the largest food companies in the world, the fifth largest Brazilian exporter and responsible for 20% of world trade in poultry. It has a labor force of 114 thousand and at the close of the second quarter 2013, market capitalization stood at R$ 42.3 billion. In 2012, total sales amounted to R$ 28.5 billion.